March Capital Corporation
2 N. LaSalle St., Ste. 2300
Chicago, IL 60602

MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C3-3

Jesser, Ravid, Jason, Basso and Farber, LLP
150 N. Wacker Dr., Suite 3100
Chicago, IL 60606

March Capital Corporation is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Sec. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Sec. 240.17a-5(d)(1) and (4). To the best of their knowledge and belief, management states the following:

1. March Capital Corporation claimed an exemption from 17 C.F.R. Sec. 240.15c3-3 under the following provisions of 17 C.F.R. Sec. 240.15c3-3 (k): (2)(i).

2. March Capital Corporation met the identified exemption provisions in 17 C.F.R. Sec. 240.15c3-3(k) throughout the most recent fiscal year, without exception.

I, Richard Rice, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature:

Title: Chief Executive Officer

Date: February 28, 2020